Kenmar Global Trust - December 2004

Kenmar Global Trust (KGT) ended the month of December up +0.94%. Profitable sectors included stock indices and tropicals. Offsetting those gains were losses in metals, grains and currencies. The Net Asset Value per unit of KGT was $108.04 as of December 31, 2004.

Allocation of Assets to Advisors

                 December 1 2004      January 1 2005
                 ---------------      --------------
Graham                 34%                  34%
Grinham                29%                  28%
Transtrend             37%                  38%

The US economy clearly showed improvement during December. This included a solid, albeit not spectacular, holiday retail season. Corporate earnings continued to show strength after some early quarter fears of a significant fall proved incorrect. In addition, US equity markets had a very solid 4th Quarter and most of the year's gains were scored in the final three months of the year. There was a continuation of the pattern that saw the US Dollar fall to record lows versus the euro and multiyear lows against the Japanese yen. The US currency also fell significantly against the British pound and Swiss franc as well as commodity related currencies including the Canadian, Australian and New Zealand dollars. Worries surrounding the US trade and current account deficits persisted as 2004 concluded.

Though most of the fourth quarter featured higher US treasury yields, the month of December saw a decline from November's levels, despite a growing perception that the Federal Reserve will raise rates at the first two FOMC meetings in 2005. The benchmark 10 year note ended the year at 4.23%.

In Europe, the economic picture remained lackluster for the most part with Germany, the so-called "engine" of the euro-zone, lagging badly. German unemployment held at a six year high of 10.8%, as nearly 4.5 million were out of work. The UK has been, and continues to be, the exception, as their economy has outperformed its continental neighbors. Japan's economy continued to improve, but at a very gradual pace, and deflation remained a concern. The rest of Asia saw economic improvement of varying degrees and the recent tsunami disaster is not expected to have a material impact.

In the commodities, gold finished the year with modest losses for the month of December but a net gain of 5.5% for the year based on spot COMEX. The metal established a 16-year high of $458 early in December but then proceeded to display a choppy trading pattern. Bouts of selling from hedge and commodity funds, in what appeared to be position squaring, were noted. In the base metals, copper finished a banner year with a 2% gain in December, bringing the year's advance to 42.8%. Aluminum and Zinc also gained strength on low inventory levels and the entire base metals complex continued to experience strong demand. Concerns regarding a potential loss in Chinese interest, due to that nation's efforts to slow growth and inflation, have proven unfounded. In the softs, cocoa prices fell about 6.5% in the final month of the year, which essentially eliminated its year to date gains. Meanwhile, world sugar prices continue to benefit from a mediocre crop picture including lower supplies from Brazil. The energy sector finished 2004 on a negative note, as crude oil, heating oil, gasoline and natural gas all experienced double digit declines in December. A consistent pattern of above normal temperatures in key consuming areas discouraged demand.

         51 Weaver Street
         Building One South, 2nd Floor
         Greenwich, CT 06831

                              KENMAR GLOBAL TRUST
                          Unaudited Account Statement
                     For the Month Ending December 31, 2004

Dear Interest Holder:

Enclosed is the report for the period of December 31, 2004 for Kenmar Global Trust. The net asset value of an interest as of December 31, 2004 was $108.04, an increase of +0.94% from the November 30, 2004 value of $107.04. The calendar year-todate return for Kenmar Global Trust was a decrease of -2.69% as of December 31, 2004.

                           STATEMENT OF INCOME (LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)                                 $2,214,219.40
Change in Unrealized Gain/(Loss)                            ($1,830,220.46)
Gain/(Loss) on Other Investments                             $   12,030.33
Brokerage Commission                                        ($   94,061.04)
Total Trading Income                                         $  301,968.23

Expenses
Audit Fees                                                   $    3,333.33
Administrative and Legal Fees                                $    6,330.79
Management Fees                                              $   93,067.42
Offering Fees                                                $   11,404.44
Incentive Fees                                               $   34,449.61
Other Expenses                                               $        0.00
Total Expenses                                               $  148,585.59
Interest Income                                              $   56,666.30
Net Income(Loss) from the Period                             $  210,048.94

                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                                          $22,455,415.02
Addition                                                    $    66,226.00
Withdrawal                                                 ($    91,091.08)
Net Income/(Loss)                                           $   210,048.94
Month End                                                   $22,640,598.88

Month End NAV Per Unit                                             $108.04

Monthly Rate of Return                                                0.94%
Year to Date Rate of Return                                          -2.69%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

To the best of our knowledge and belief, the information above is accurate and complete:

   /s/ Kenneth A. Shewer                                /s/ Marc S. Goodman
-------------------------------                  -------------------------------
  Kenneth A. Shewer, Chairman                         Marc S. Goodman, President

            Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust